SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number   000-54072

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q    ☐ Form N-SAR

                          For Period Ended:   December 31, 2010

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction  sheet before  preparing  form.  Please print or type.

Nothing in this form shall be construed to imply that the  Commission  has verified any information contained herein.

If the notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

China Ginseng Holdings Inc.

Full Name of Registrant

Former Name if Applicable

64 Jie Fang Da Road, Ji Yu Building A, Suite 1208

Address of Principal Executive Office (Street and Number)

Changchun City, China 130022

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q for the Quarter ended December 31, 2010 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis E. Taubman	212	732-7184 ext 208
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic  reports  required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations fromthe corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 ☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a  reasonable estimate of the results cannot be made.

China Ginseng Holdings Inc.

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: February 14, 2011	By:	/s/ Liu Changzhen
Liu Changzhen, Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules andRegulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form andamendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filedwith each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications  must also be filed on Form 12b-25 butneed not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS.  This form shall not be used by electronic filersunable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 20 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.